Exhibit 1.01

SECONDMENT AGREEMENT

This agreement (the “Secondment Agreement”), dated as of January 17, 2006, is made and entered into between New York Stock Exchange, Inc. (“NYSE”), a New York not-for-profit corporation, Archipelago Holdings, Inc. (“Arca”), a Delaware corporation, and Nelson Chai (“Chai”), an individual (each individually sometimes called a “Party,” and, collectively, the “Parties”).

WHEREAS, Arca has agreed that it will make Chai available to NYSE to perform the Services, as defined below, during the Secondment Period, as defined below;

WHEREAS, Chai has agreed to provide the Services to NYSE during the Secondment Period; and

WHEREAS, the Parties desire to enter into this Secondment Agreement to set forth the terms and conditions under which Chai will provide the Services to NYSE during the Secondment Period;

NOW, THEREFORE, in consideration of the premises and the mutual agreements of the Parties contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

Section 1.  Definitions.  The following initially capitalized terms, as used in this Secondment Agreement, have the following meanings:

(a)           “Secondment Period” means that period commencing when NYSE’s Chief Executive Officer determines and advises Chai that he should commence providing the Services and ending upon the termination of this Secondment Agreement as hereinafter provided.

(b)           “Services” means all services commensurate with the duties of the Chief Financial Officer of NYSE during the Secondment Period.  Without limiting the generality of the foregoing definition of Services, it is contemplated that during the anticipated Secondment Period Chai’s Services shall include, but not be limited to, those set forth in Exhibit A attached hereto.

Section 2.  Chai’s Continued Employment with Arca.  During the Secondment Period: (i) Arca shall make Chai available to NYSE for the purpose of performing the Services for or on behalf of NYSE and (ii) Chai agrees to perform the Services for and on behalf of NYSE.  Notwithstanding the foregoing, Chai will at all times during the Secondment Period continue to be an employee of, and an employee only of, Arca.  Chai shall be subject to the personnel policies and other terms and conditions of employment administered by Arca with respect to its employees, generally, and shall be entitled to receive from Arca all benefits, perquisites and privileges available generally to Arca employees, whether or not seconded.  Chai shall also be subject to NYSE’s Statement of Business Conduct and Ethics for Non-NYSE Personnel, NYSE’s fingerprinting policy and NYSE’s other policies and procedures that apply to independent contractors, generally, while providing the Services to NYSE pursuant to this Secondment Agreement.  During the Secondment Period, Chai shall report to, and receive substantive direction regarding his duties from, NYSE’s Chief Executive Officer.

Section 3.  Salary and Benefits.  During the Secondment period, Arca, and not NYSE, shall pay Chai’s salary and provide any insurance, pension and other benefits to which he is entitled as an employee of Arca and under any written or oral agreements or understandings with respect to his employment with Arca (collectively, the “Chai Employment Arrangements”).

Section 4.  Representations and Understandings.  Arca and Chai agree that Chai’s Services to NYSE during the Secondment Period are not in violation of the Chai Employment Arrangements and that NYSE’s receipt of the Services from Chai does not constitute interference with or other violation of any entity’s rights under the Chai Employment Arrangements nor cause Chai to be an employee of NYSE for any purpose.  Chai hereby waives any right or claim against NYSE to employment by NYSE during the Secondment Period, whether unilaterally or jointly, and for any compensation, salary, employment or retirement benefits of any kind in connection with the Services or any other work provided to NYSE during the Secondment Period, except only those obligations specifically set forth in Section 5 hereof.

Section 5.  NYSE Obligations to Chai.  During the Secondment Period, NYSE shall provide Chai with an office, equipment and clerical and technical assistance consistent with those necessary to fulfill the Services. With respect to his Services during the Secondment Period, Chai shall be indemnified and held harmless by NYSE, and exculpated from liability to NYSE and its affiliates, and their respective shareholders, to the same extent, and subject to the same limitations, as are applicable to officers of NYSE for their services as officers, during the Secondment Period.  NYSE shall be responsible for ancillary business expenses reasonably incurred by Chai in fulfillment of the Services, including business entertainment, travel, accommodations and other matters as mutually agreed between NYSE and Chai.

Section 6.  NYSE Indemnification for Arca.  NYSE agrees to indemnify and hold Arca harmless from and against any and all losses, damages, expenses and claims incurred by Arca in connection with a third-party claim (collectively, “Losses”) that may arise in connection with, or in respect of, Chai’s performance of the Services.  In addition, NYSE agrees that Arca shall have no liability for, and shall be fully exculpated with respect to, any Losses that NYSE or any of its affiliates, or any of their respective shareholders, directors, officers or employees or representatives may incur in connection with, or in respect of, Chai’s performance of the Services.

Section 7.  Place of Services.  During the Secondment Period, Chai shall normally provide the Services at NYSE’s principal offices in New York, New York, but may provide the Services at such other locations as are mutually agreed between NYSE and Chai.

Section 8.  Consideration to Parties.  Each Party agrees that the arrangements contemplated by this Secondment Agreement, inclusive of Chai’s providing the Services to NYSE, are to his or its individual benefit and to the mutual benefit of all Parties.  In addition to such benefit to Arca, in consideration for Arca making Chai available to provide the Services during the Secondment Period, NYSE shall pay to Arca the sum of $15,150 per week (payable in arrears) during the Secondment Period.  Each of NYSE and Arca agrees that the respective benefits to it under this Secondment Agreement fully and sufficiently compensate it for its execution of this Agreement and fulfillment of its obligation hereunder.

Section 9.  Conflicts of Interest.  To the extent Arca, NYSE, or Chai determines that any aspect of the Services may potentially result in a conflict of interest between Chai’s duties to NYSE and his duties to Arca as an Arca employee, the identifying Party shall fully disclose to and consult with the other Parties with respect to the possible conflict.  Chai shall be deemed to have acted in good faith and in fulfillment of his fiduciary duties to both Arca and NYSE with respect to each such potential conflict by acting in reliance on the joint advice of NYSE’s General Counsel and Arca’s General Counsel with respect thereto; provided that Chai agrees and understands that neither such General Counsel shall at any time be deemed to serve as legal counsel to Chai individually.

Section 10.  Termination of Officer and Director Status.  Prior to commencement of the Secondment Period, Chai shall resign any officerships or directorships he holds with Arca or any of its affiliates, which resignations Arca shall accept without reduction in Chai’s salary or benefits as an Arca employee.  During the Secondment Period, Chai shall not become an officer or director of Arca or any of its affiliates.

Section 11.  Termination of Secondment Agreement.  This Secondment Agreement shall terminate upon the earliest to occur of any of the following events: (a) consummation of the merger contemplated by the Agreement and Plan of merger between NYSE and Arca dated as of April 20, 2005, as amended and restated; or (b) any Party, in his or its sole discretion and with or without cause, gives notice of termination of this Secondment Agreement to the other Parties.

Section 12.  Miscellaneous.

(a)           Entire Agreement.  This Secondment Agreement contains the sole and entire agreement between the Parties hereto with respect to the subject matter hereof and supersedes all prior discussions and agreements between the Parties with respect to the subject matter hereof.  This Secondment Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each Party hereto.

(b)           Waiver.  Any term or condition of this Secondment Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition.  No waiver by any Party of any term or condition of this Secondment Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Secondment Agreement on any future occasion.

(c)           No Third Party Beneficiary.  The terms and provisions of this Secondment Agreement are intended solely for the benefit of each Party hereto, and it is not the intention of the Parties to confer third-party beneficiary rights upon any other person.

(d)           No Assignment.  Neither this Secondment Agreement nor any right, interest or obligation hereunder may be assigned by any Party hereto without the prior written consent of the other Parties.

(e)           Headings.  The headings used in this Secondment Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(f)            Severability.  In the event that any provision of this Secondment Agreement shall be determined by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

(g)           Governing Law.  This Secondment Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York applicable to a contract executed and performed in such state, without regard to its principles of conflicts of laws.

IN WITNESS WHEREOF, the undersigned have executed this Secondment Agreement as of the date first written above.

ARCHIPELAGO HOLDINGS, INC.		NEW YORK STOCK EXCHANGE, INC.

By:	/s/ Kevin J.P. O’Hara	By:	/s/ Richard P. Bernard

Name:	Kevin J.P. O’Hara	Name:	Richard P. Bernard

Title:	Chief Administrative Officer, Corporate Secretary
	and General Counsel	Title:	Executive Vice President and General Counsel

/s/ Nelson Chai
NELSON CHAI

EXHIBIT A

DUTIES COMMENSURATE WITH THOSE OF CFO

1.     Oversight of the 2005 year-end close, including SIAC’s financials.

2.     Oversight of the year-end financial statements, disclosures and footnotes.

3.     Oversight of the financial certification and sub-certification process.

4.     Oversight of SIAC/NYSE integration.

5.     Organizational decisions regarding post-merger entities.

6.     4th Quarter press release.

7.     Merger related accounting - purchase accounting.

8.     Public company issues - stock compensation accounting, external reporting infrastructure.

9.     Any ongoing pricing initiatives.

10.   Managing PwC year-end review and management comments.

11.   Transitioning of SOX responsibilities.

12.   Providing input regarding SLAs and ensuring chart of accounts and accounting infrastructure can support it.